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ALLIANCE ATLANTIS COMMUNICATIONS INC.

NOTICE AND
MANAGEMENT PROXY CIRCULAR

FOR THE
ANNUAL MEETING OF SHAREHOLDERS
JUNE 30, 2004

June 1, 2004

ALLIANCE ATLANTIS COMMUNICATIONS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of Alliance Atlantis Communications Inc. (the "Corporation") will be held on Wednesday, the 30th day of June, 2004 at 10:00 a.m. at The Design Exchange, 234 Bay Street, Toronto, Ontario, Canada, for the following purposes:

1.
to receive the financial statements of the Corporation for the nine-month period ended December 31, 2003 together with the report of the auditors thereon;

2.
to elect directors for the ensuing year;

3.
to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.
to transact such other business as may properly come before the meeting or any adjournment thereof.

        DATED at Toronto, Ontario this 1st day of June, 2004.

                        By Order of the Board of Directors

                        PAUL LABERGE
                        Senior Vice-President, Corporate Development,
                        General Counsel and Corporate Secretary

If you are not able to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Trust Company of Canada at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, Canada, not later than 5:00 p.m. on June 28, 2004 or, if the meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting.

TABLE OF CONTENTS

Page

SOLICITATION OF PROXIES	1
Change in Fiscal Year	1
Availability of Documents	1
Appointment of Proxies	1
Form of Proxy for Class A Shareholders	2
Attendance and Voting	2
Non-Registered Holders	2
Revocation	3
VOTING OF PROXIES	3
VOTING SHARES	3
AUTHORIZED CAPITAL	4
DESCRIPTION OF THE CORPORATION'S SHARE CAPITAL	4
Class A Shares and Class B Shares	4
Ownership and Transfer Restrictions	5
COMPENSATION PLANS	6
Share Compensation Plan	6
Alliance Atlantis Alternate Compensation Plan	6
Performance Share Appreciation Plan	7
Deferred Share Unit Plan	8
Equity Ownership Policy	8
PRINCIPAL HOLDERS OF VOTING SECURITIES	8
ELECTION OF DIRECTORS	9
APPOINTMENT OF AUDITORS	12
INFORMATION REGARDING THE CORPORATION	12
Compensation of Executive Officers	12
SUMMARY COMPENSATION TABLE	13
LONG-TERM INCENTIVE PLANS	14
The Corporation's Long-Term Incentive Plan and Performance Share Appreciation Plan	14
Motion Picture Distribution LP's Long-Term Incentive Plan	14
LONG-TERM INCENTIVE PLAN AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR	14
OPTION/STOCK APPRECIATION RIGHTS GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR	15
AGGREGATED OPTION/STOCK APPRECIATION RIGHTS EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/STOCK APPRECIATION RIGHTS VALUES	15
INDEBTEDNESS	15
AGGREGATE INDEBTEDNESS AS AT MAY 11, 2004	16
TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS AND OTHER PROGRAMS	16
COMPOSITION OF THE GOVERNANCE COMMITTEE	16
REPORT ON EXECUTIVE COMPENSATION	17
Philosophy	17
Role of the Corporate Governance and Human Resources Committee	17
Lead Director	18
Compensation of the Chief Executive Officer	18
Performance Graph	19
EMPLOYMENT CONTRACTS	19
COMPENSATION OF DIRECTORS	21
CORPORATE GOVERNANCE PROCEDURES	22
The Sarbanes-Oxley Act of 2002	22
Recent Canadian Securities Administrators Rule	22
Nasdaq Final Rules	22
Independence Evaluation	23
Recent Corporate Initiatives	23
Compliance with TSX Guidelines	24
Expectations from Management	34
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE	34
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS	34
SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING	34
DIRECTORS' APPROVAL	35

i

ALLIANCE ATLANTIS COMMUNICATIONS INC.

ANNUAL MEETING OF SHAREHOLDERS
JUNE 30, 2004

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

        The information contained in this management proxy circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual meeting of shareholders (the "Meeting") of Alliance Atlantis Communications Inc. (the "Corporation") to be held on Wednesday, the 30th day of June, 2004 at 10:00 a.m. Toronto time at The Design Exchange, 234 Bay Street, Toronto, Ontario, Canada, and at all adjournments of the Meeting, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by employees of the Corporation. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation and the total cost of the solicitation will be borne by the Corporation. The information contained in this Circular is given as at June 1, 2004, except where otherwise noted.

Change in Fiscal Year

        In November, 2003, the Corporation changed its year end from March 31 to December 31 in order to align its fiscal year end with the reporting schedule for Movie Distribution Income Fund, a publicly traded income fund that acquired a 49% indirect interest in the Corporation's motion picture distribution business in October, 2003. Financial information in this Circular refers to the nine-month period from April 1, 2003 through December 31, 2003 ("Fiscal 2004" or the "nine-month period ended December 31, 2003").

Availability of Documents

        Copies of the Corporation's latest annual information form (together with the documents incorporated therein by reference), the consolidated balance sheets as at December 31, 2003 and March 31, 2003 and consolidated statements of earnings, retained earnings and cash flows for the nine-month period ended December 31, 2003 and each of the years in the two year period ended March 31, 2003, together with the report of the auditors thereon, management's discussion and analysis of the Corporation's financial condition and results of operations for the nine-month period ended December 31, 2003 and the fiscal years ended March 31, 2003 and March 31, 2002 (collectively referred to as the "Fiscal 2004 Financial Statements"), the interim financial statements of the Corporation for periods subsequent to the end of Fiscal 2004 and this Circular are available upon request and without charge to security holders of the Corporation by writing to the Corporate Secretary of the Corporation at 121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5. This Circular is also available on SEDAR at www.sedar.com.

Appointment of Proxies

        The persons named in the enclosed form of proxy are representatives of management of the Corporation and are directors and/or officers of the Corporation. Only holders of Class A Voting Shares ("Class A Shares") are entitled to vote at the Meeting. Holders of Class A Shares who wish to appoint some other person to represent such shareholder at the Meeting may do so by inserting such person's name in the blank space provided in the relevant form of proxy. Such other person need not be a shareholder of the Corporation.

        To be valid, proxies must be deposited with Computershare Trust Company of Canada at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, Canada, not later than 5:00 p.m. on June 28, 2004 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting. If you have any questions with respect to your proxy and you are a registered shareholder, you may e-mail your questions to Computershare Trust Company of Canada at service@computershare.com.

Form of Proxy for Class A Shareholders

        The form of proxy forwarded to holders of Class A Shares affords the shareholder the opportunity to specify whether the Class A Shares registered in the shareholder's name will be:

  (a)
  voted or withheld from voting in respect of the election of directors; and

  (b)
  voted or withheld from voting in respect of the appointment of auditors at a remuneration to be fixed by the directors.

Attendance and Voting

        Only registered holders of Class A Shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend, speak at and vote on all matters that may properly come before the Meeting. Each Class A Share entitles the holder to one vote for each Class A Share held. Registered holders of the Corporation's Class B Shares (the "Class B Shares") are permitted solely to attend and speak at the Meeting.

Non-Registered Holders

        In many cases, Class A Shares and Class B Shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

  (a)
  in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

  (b)
  in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

        In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the notice of meeting, this Circular, the form of proxy for Class A Share holders and the Corporation's annual report containing the Fiscal 2004 Financial Statements (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

        Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as ADP Investor Communications) to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders of Class A Shares who have not waived the right to receive meeting materials will either:

  (a)
  be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, Canada, as described above; or

  (b)
  more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder of Class A Shares in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

        The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Please note that holders of Class B Shares are permitted only to attend and speak at the Meeting, but may not vote in respect of any resolution. Should a Non-Registered Holder of Class A Shares who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders of Class A Shares should carefully follow the instructions of their Intermediaries and their service companies.

Revocation

        A registered shareholder who has given a proxy may revoke the proxy:

  (a)
  by completing and signing a proxy bearing a later date and depositing it with Computershare Trust Company of Canada as described above; or

  (b)
  by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing:

  (i)
  at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or

  (ii)
  with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

  (c)
  in any other manner permitted by law.

        A Non-Registered Holder of Class A Shares may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

        The management representatives designated in the enclosed forms of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such direction, such shares will be voted by the management representatives:

  (a)
  FOR the election of the nominated slate of directors; and

  (b)
  FOR the appointment of PricewaterhouseCoopers LLP as auditors and to authorize the directors to fix their remuneration;

        The enclosed forms of proxy confer discretionary authority upon the management representatives with respect to amendments to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments or other matters.

VOTING SHARES

        On May 10, 2004, the Corporation had outstanding 2,971,171 Class A Shares and 40,035,172 Class B Shares. Each holder of Class A Shares of record at the close of business on May 10, 2004, the record date (the "Record Date") established for notice of the Meeting and for voting in respect of the Meeting will be entitled to one vote for each Class A Share held on all matters proposed to come before the Meeting. Holders of Class B Shares may attend and speak at the Meeting, but may not vote in respect of any of the matters to come before the Meeting.

AUTHORIZED CAPITAL

        The authorized capital of the Corporation consists of an unlimited number of Class A Shares and an unlimited number of Class B Shares.

DESCRIPTION OF THE CORPORATION'S SHARE CAPITAL

Class A Shares and Class B Shares

        Voting Rights — The Class A Shares entitle the holders thereof to one vote per share. The Class B Shares do not entitle the holders thereof to any votes at meetings of shareholders of the Corporation, subject to the condition that the Class B Shares entitle the holders thereof to one vote per share on any vote in respect of the liquidation, dissolution or winding-up of the Corporation or the sale, lease or exchange of all or substantially all of its property and as otherwise provided by law.

        Payment of Dividends — The holders of Class A Shares and Class B Shares participate equally with each other in respect of the payment of dividends, including the amount per share of the dividend.

        Distribution of Assets — The Class A Shares and Class B Shares rank equally with each other in respect of the return of capital in the event of the liquidation, dissolution or other distribution of assets of the Corporation for the purpose of winding up its affairs.

        Preservation of Rights — If either of the Class A Shares or Class B Shares are subdivided, consolidated, reclassified or otherwise changed, appropriate adjustments shall be made at the same time to the rights attaching to the shares of the other class to ensure the preservation of the rights of each class in relation to those of the other.

        Conversion Rights — Each Class A Share is convertible at any time, at the holder's option, into one fully paid and non-assessable Class B Share.

        If an offer (the "Offer") is made to purchase Class A Shares and the Offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Class A Shares are then listed, be made to all or substantially all of the holders of Class A Shares in a province of Canada to which the requirement applies, each Class B Share will become convertible at the option of the holder, at any time commencing eight days after the Offer is made and ending at the expiration of the Offer, into one Class A Share. The conversion right may be exercised only for the purpose of depositing the resulting Class A Shares in response to the Offer and the transfer agent of the Corporation (the "Transfer Agent") will deposit the resulting Class A Shares on behalf of the shareholder. No share certificates representing the Class A Shares will be delivered to the shareholder.

        If

  (a)
  Class A Shares resulting from the conversion and deposited pursuant to the Offer are withdrawn by the shareholder or are not taken up by the offeror, or

  (b)
  the Offer is abandoned or withdrawn by the offeror,

the Class A Shares will be re-converted into Class B Shares and a share certificate representing the Class B Shares will be sent to the Shareholder by the Transfer Agent.

        If the offeror takes up and pays for the Class A Shares resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

        There is no right to convert the Class B Shares into Class A Shares in the following cases:

  (a)
  the Offer is not required under applicable securities legislation or the rules of a stock exchange on which the Class A Shares are then listed to be made to all or substantially all holders of Class A Shares who are resident in a province of Canada to which the legislation applies (that is, the Offer is an "exempt take-over bid" within the meaning of such securities legislation);

  (b)
  an offer to purchase Class B Shares is made concurrently with the Offer and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made,

    and in all other material respects. The offer to purchase the Class B Shares must be unconditional, subject to the exception that the offer for the Class B Shares may contain a condition to the effect that the offeror not be required to take up and pay for Class B Shares tendered in response to the offer if no Class A Shares are purchased pursuant to the Offer; or

  (c)
  holders of Class A Shares representing, in the aggregate, more than 50% of the outstanding Class A Shares (excluding shares owned immediately prior to the Offer by the offeror and any party acting jointly or in concert with the offeror, as defined in the relevant securities legislation) certify to the Transfer Agent and to the Corporate Secretary that they will not tender any shares in response to the Offer and such certificate is not withdrawn during the offer period.

        Each Class B Share will be automatically converted into one Class A Share in the event that the Chairman of the Board of the Corporation fails to deliver to the Transfer Agent, within 140 days of the end of the immediately preceding fiscal year of the Corporation, a certificate, signed by the Chairman of the Board, that an independent committee of the Board of Directors (the "Board") of the Corporation has determined that it continues to be necessary for the Corporation to be Canadian controlled, or that there be limitations on the number of shares held by non-Canadians, for the purposes of determining the eligibility of the Corporation for financial incentives or assistance or licences from any Canadian federal or provincial government or agency or for any other regulatory purpose. Such certificate has been delivered to the Transfer Agent in respect of Fiscal 2004.

Ownership and Transfer Restrictions

        Applicable laws and the nature of the Corporation's business require that it ensure that the level of non-Canadian ownership be monitored and limited. Accordingly, the articles of the Corporation contain a provision which permits the Corporation to prohibit the issuance or transfer of its shares to any person who is not a "Canadian" (within the meaning of any applicable statute, regulation, guideline or policy) if the issue or transfer would cause the Corporation to cease to be qualified to carry on any relevant business. The current limit on non-Canadian ownership of the Corporation's shares in the aggregate is shares representing not more than 33 1/3% of all issued and outstanding voting shares and not more than 33 1/3% of the votes attached to all issued and outstanding voting shares.

        Before an issue or transfer of shares is recorded in the register of the Corporation's shareholders, the purchaser or transferee, as the case may be, may be required to submit to the Corporation or its agents a declaration as to the purchaser's or transferee's beneficial ownership of shares of the Corporation, its citizenship and such other matters as the Board of the Corporation may deem relevant in order to determine whether the registration of the purchaser or transferee should be prohibited. Such a declaration may also be required at any time when proxies are being solicited from shareholders, before or at any meeting of shareholders or at any time when, in the opinion of the directors of the Corporation, the holding of shares by any non-Canadian person should be prohibited. The Corporation's shareholders are, therefore, restricted from selling their shares to non-Canadians to the extent that the resulting holdings would result in a breach of these restrictions. In addition, the directors of the Corporation may refuse to register a transfer of any shares of the Corporation if such transfer could require the prior approval of the Canadian Radio-television and Telecommunications Commission or any other governmental body or authority having or purporting to have jurisdiction.

        Each year the Executive Committee of the Board must advise the Chief Executive Officer, within 140 days after the fiscal year end, that it is necessary or advisable that the Corporation be Canadian-controlled. If the Executive Committee should not so advise, the Class B Shares of the Corporation are to be automatically converted into Class A Shares. On May 11, 2004, the Executive Committee advised the Chief Executive Officer that (principally in connection with the ownership of interests in broadcast licenses) it is necessary, or advisable for the Corporation to be Canadian-controlled.

COMPENSATION PLANS

Share Compensation Plan

        The Alliance Atlantis Share Compensation Plan (the "Plan") is comprised of both a share option plan (the "Share Option Plan") and a share purchase plan (the "Share Purchase Plan") and was approved by shareholders of the Corporation on September 16, 1998. The maximum number of Class B Shares issuable under the Plan is 4,500,000 (the "Maximum Pool") of which a maximum of 100,000 are issuable from treasury under the Share Purchase Plan. In fiscal 2003, the Share Option Plan was amended to provide that notwithstanding any other provision in the Share Option Plan, the aggregate number of Class B Shares available for issuance under the Share Option Plan, together with the total number of shares issuable under all other share option plans of the Corporation (described below) shall at no time exceed 9.9% of all of the total shares outstanding from time to time.

        As at June 1, 2004 there were outstanding 2,303,900 options to acquire Class B Shares at exercise prices ranging from $11.95 to $27.50.

Share Option Plan

        The Share Option Plan is designed to provide incentives to directors, management, and key employees of the Corporation and its affiliates and to permit these persons to participate in the growth and success of the Corporation. Options to purchase Class B Shares may be granted from time to time by the Board at an exercise price determined by them, which in no case will be less than that required by any applicable regulatory authority. The maximum number of Class B Shares available for issuance to any one person under the Share Option Plan is 5% of the Class B Shares outstanding at the time of the grant. Under the Share Option Plan, at no time may the aggregate number of issued and outstanding options held by the directors of the Corporation exceed 9.9% of the Maximum Pool. Since July 19, 2000, Michael I.M. MacMillan and Edward Riley have not been eligible for grants of additional options under the Share Option Plan. Options granted under the Share Option Plan are non-transferable other than in accordance with the Share Option Plan and must be exercised no later than ten years after the date of the grant (or any lesser period as determined by the Board).

        In addition to the Share Option Plan, the Corporation has in place certain other stock option plans related to acquired or predecessor companies (the "Former Plans"). Options granted under the Former Plans were converted to options to acquire shares of the Corporation. As at June 1, 2004, under the Former Plans, there were outstanding 8,760 options to acquire Class A Shares at an exercise price of $14.25 and 105,175 options to acquire Class B Shares at exercise prices ranging from $6.49 to $16.50.

Share Purchase Plan

        The Share Purchase Plan is designed to provide directors, management and employees with a financial incentive to achieve the Corporation's long-term objectives. The Share Purchase Plan provides that no more than an aggregate of 5% of Class B Shares outstanding at the time of the purchase may be purchased by any one person. Under the Share Purchase Plan, each eligible person may purchase that number of Class B Shares as has a purchase price equal to or less than 10% of the person's annual salary for the year in which the purchase is made at an exercise price determined by the Board which in all cases will not be less than that required by any applicable regulatory authority. Class B Shares may be purchased under the Share Purchase Plan for cash or on a payroll deduction basis with payments spread over a maximum one-year period. The Corporation may, at its option, cause Class B Shares to be purchased in the market to satisfy the purchase rights rather than issuing shares from treasury.

Alliance Atlantis Alternate Compensation Plan

        On September 16, 1998, the shareholders of the Corporation approved the Alliance Atlantis Alternate Compensation Plan. The Alliance Atlantis Alternate Compensation Plan allows the Corporation to meet its payment obligations to its directors for directors' fees and to pay certain performance bonus obligations to its employees, in both cases including its executive officers, through the issuance of Class B Shares. The maximum number of treasury Class B Shares issuable under this plan is 150,000, of which 13,538 had been issued as of June 1, 2004.

Performance Share Appreciation Plan

        Effective April 1, 2003, the Corporation implemented a performance share appreciation plan ("PSAP") which replaced the Corporation's Long-Term Incentive Plan that expired on March 31, 2003. The PSAP is designed to advance the interests of the Corporation by further promoting alignment of interests between senior executives and directors of the Corporation and the shareholders of the Corporation, encouraging senior executives and directors to remain with the Corporation or its affiliates and attracting senior executives and directors to the Corporation or its affiliates. Each senior executive and director of, and any consultant to the Corporation or its affiliates is eligible for participation under the PSAP and awards may be granted by the Board in each of 2003, 2004 and 2005. Upon the grant of an award, it is the discretion of the recipient whether to receive the award in either PSAP Units or PSAP Options ("PSAPs"). In 2003 and 2004, all recipients under the PSAP elected to received their awards in PSAP Units. The following PSAP Units have been granted:

	2003 Awards (Grant Price — $17.50)	2004 Awards (Grant Price — $19.82)
Mr. MacMillan	300,000	400,000
Mr. Martin	100,000	150,000
Ms. Yaffe	100,000	150,000
Mr. Riley	75,000	75,000
Directors (each)	5,000	3,000

        Both PSAP Units and PSAP Options are tied to Class B Share price enhancement and the performance of the Class B Share price relative to the performance of the S&P/TSX Composite Index (the "Index").

        The value of each PSAP Unit is linked to the appreciation in price of a Class B Share and has no value at the date of grant. PSAP Units accrue value based on two elements: (a) increases in the Class B Share price during the term; and (b) with respect to the total shareholder return ("TSR") of the Class B Shares relative to shares of other companies on the Index. If the Corporation's TSR from the date of the award to the time of exercise relative to the aggregate TSR of the other companies included in the Index is (a) in the top quartile, the payout will be multiplied by 125%; (b) in the second quartile, the payout will be multiplied by 100%; (c) in the third quartile, the payout will be multiplied by 75%; and (d) in the bottom quartile, the payout will be multiplied by 50%. Payouts will be equal to the number of PSAP Units exercised multiplied by the increase in the PSAP Unit value from the date of grant, multiplied by the percentage reflecting the Corporation's relative TSR performance. For the calendar quarter ending December 31, 2003, the Corporation's TSR was in the second quartile of the Index, with the result that the value of PSAP Units exercised at that time would be multiplied by 100%.

        The term of a PSAP Unit is three years. Except as set out below, 100% of PSAP Units granted will vest 1/3 per year commencing on the first anniversary of the grant date. If an election is made by the recipient at the time of grant or in the case of Mr. MacMillan, the vesting schedule is as follows: 16.7% will vest on each of the first two anniversaries of the grant date and 66.6% will vest on the third anniversary of the grant date. The Board has authority to alter Mr. MacMillan's vesting schedule at the time of grant of an award. Vested PSAP Units may be exercised within 10 days after each calendar quarter. If no election is made to exercise, the vested PSAP Units will be rolled-over and will not be eligible for exercise until the end of the following calendar quarter. At the election of the recipient, PSAP Units will accelerate and become immediately exercisable upon a change of control of the Corporation.

        PSAP Options have the same basic terms as PSAP Units except that they are exercisable for shares upon payment of the applicable exercise price. Recipients who are not entitled to receive option grants under the Corporation's Share Compensation Plan are not entitled to receive awards as PSAP Options without shareholder approval. Only non-treasury shares will be used to satisfy PSAP Option exercises, unless otherwise determined by the Board and subject to applicable regulatory and shareholder approvals.

Deferred Share Unit Plan

        In addition to the Alliance Atlantis Alternate Compensation Plan, on May 26, 1999, the Board approved a Deferred Share Unit Plan (the "DSU Plan") to be effective as of May 31, 1999. The purpose of the DSU Plan is to promote a greater alignment of interests between the directors and senior executives of the Corporation and the shareholders of the Corporation. The DSU Plan is administered by the Corporate Governance and Human Resources Committee (the "Governance Committee") of the Board. Under the DSU Plan, any director or senior executive of the Corporation may elect to have any amounts payable to that person (including directors' fees, annual salary and bonus) by the Corporation paid in the form of deferred share units ("DSUs"). Any DSUs are credited to an account maintained for the participant by the Corporation. The number of DSUs received by a participant is determined by dividing the amount of the remuneration to be paid in the form of deferred share units on that date (the "Purchase Date") by the fair market value of the Corporation's Class B Shares on the Purchase Date. Upon the termination of a participant's service, a participant may receive, at his or her election, but subject to the discretion of the Governance Committee:

  (a)
  cash equal to the number of DSUs credited to the participant's account multiplied by the fair market value of the Class B Shares on the date the notice of redemption is filed by the participant; or

  (b)
  that number of Class B Shares equal to the amount described in (a) divided by the fair market value of the Class B Shares on the Purchase Date. Such Class B Shares will be purchased by the Corporation in the public market.

        For the nine-month period ended December 31, 2003, in the aggregate, the Corporation's directors elected to receive approximately 70.5% of their director's fees in the form of DSUs. As at June 1, 2004, 68,535 DSUs had been issued.

Equity Ownership Policy

        The Board has in place an equity ownership policy (the "Equity Ownership Policy") that applies to the directors of the Corporation. The Equity Ownership Policy requires that, no later than the fifth anniversary of each director joining the Board, he or she must have acquired equity securities of the Corporation, including DSUs, with an acquisition cost equal to five times the director's annual Board retainer. As at June 1, 2004, nine of the ten directors have acquired equity securities with an acquisition cost of at least five times their annual Board retainer and the tenth director will meet the requirement within the prescribed time frame.

PRINCIPAL HOLDERS OF VOTING SECURITIES

        As at June 1, 2004, to the knowledge of the directors and officers of the Corporation, the only persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, shares of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding shares of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting are indicated below. The number and class of securities indicated have been provided by the holders thereof and have not been independently verified by the Corporation.

Name	Class A Shares (% of Class)

Stampco Holdings Inc.(1)	2,493,749
	(84%	)

Note:

(1)
Stampco Holdings Inc. ("Stampco") and its subsidiary Atcan Investments (1998) Inc. own a total of 2,493,749 Class A Shares. Stampco is controlled by Michael I.M. MacMillan, Peter A. Sussman, Seaton S. McLean and Edward A. Riley. Mr. MacMillan also owns or controls an additional 148,000 Class A Shares.

ELECTION OF DIRECTORS

        The articles of the Corporation stipulate that the Board shall consist of a minimum of ten directors and a maximum of 20. The term of office of each director expires at the Meeting. The Board has determined that the number of directors to be elected at the Meeting is ten (see "TSX Guidelines" — item 7). The directors of the Corporation may fill vacancies resulting from the death, resignation or retirement of directors. In addition, the Board is authorized to appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of additional directors so appointed cannot exceed one-third of the number of directors elected at the previous annual meeting of shareholders. The management representatives designated in the enclosed form of proxy intend to vote for the election of directors of the proposed nominees whose names are set out below. All such nominees are now directors and have been directors since the dates indicated below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the designated management representatives reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting or until his successor is elected or appointed.

        The following table states the name of each person proposed to be nominated for election as a director, the date the person first became a director of the Corporation, that person's membership on Board committees, the person's attendance at Board and committee meetings, and the number of Class A Shares, Class B Shares, DSUs and PSAPs of the Corporation beneficially owned or over which control or direction was exercised by that person as of December 31, 2003.

        The Corporation has an Audit Committee, an Executive Committee, and the Governance Committee. The members of these committees as at December 31, 2003 are indicated below. The Terms of References of the Committees may be found on the Corporation's website at www.allianceatlantis.com under the Corporate Governance section. The Board met eight times in the nine-month period ended December 31, 2003. The Audit Committee met seven times. The Executive Committee met four times. The Governance Committee met six times.

Number of Meetings Attended
Nominee for Election as Director(1)
	Director Since	Shareholdings	Board	Committees

ANTHONY F. GRIFFITHS Lead Director	January 1996	10,052 Class B Shares 8,367 DSUs 5,000 PSAPs	8 of 8	6 of 7 AC(2) 4 of 4 EC(2)

Anthony F. Griffiths resides in Toronto, Ontario. Since 1993, Mr. Griffiths has been associated with various companies acting as an independent consultant. Mr. Griffiths is the Chairman of the Board of Directors of Russel Metals Inc. and Brazilian Resources Inc. Mr. Griffiths is also a director of ShawCor Ltd., Vitran Corporation, Fairfax Financial Holdings Limited, IMI International Medical Innovations Inc., Hub International Limited and Odyssey Re Holdings Corp. Formerly, Mr. Griffiths was President and Chief Executive Officer of Jonlab Investments, Chairman and Chief Executive Officer of Canadian Cablesystems Ltd. and Chairman, President and Chief Executive Officer of Mitel Corp.

PIERRE DESROCHES	September 1995	100 Class A Shares 2,494 Class B Shares 4,665 DSUs 5,000 PSAPs	8 of 8	6 of 6 GC(2)

Pierre DesRoches resides in Saint Lambert, Quebec. Mr. DesRoches is a business consultant to the communications industry. Over the last several years he has provided advice to the Department of Canadian Heritage, the Canadian Broadcasting Corporation and the Société des entreprises culturelles de Québec. Formerly, Mr. DesRoches was the Executive Director of Telefilm Canada, the Executive Vice President of the Canadian Broadcasting Corporation, the President of the North American National Broadcasters Association and the President of the French-speaking community of public broadcasters. Mr. DesRoches has been a director of Telesat Canada, the Montreal Opera Company and the Banff Television Festival. He has been honoured by the French government who named him officier of l'Ordre des arts et des lettres de France.

HAROLD P. GORDON, QC	December 1992	6,760 Class A Shares 3,692 Class B Shares 7,862 DSUs 5,000 PSAPs	8 of 8	4 of 4 EC 6 of 6 GC

Harold P. Gordon resides in Sunny Isles, Florida. In November 2001, Mr. Gordon was appointed Chairman of the Board of Directors of Dundee Bancorp Inc. Mr. Gordon has previously worked as a special assistant to a Minister of the Federal Government of Canada, was a managing partner of Stikeman Elliott LLP during his 28-year career as a practicing lawyer and was most recently Vice Chairman of Hasbro Inc. Mr. Gordon serves as a director of Dundee Bancorp Inc., Transcontinental Limited, Dorel Industries Limited, Sonomax Hearing Health Care Inc. and is Chairman of the Sauve Scholars Foundation.

ELLIS JACOB	December 1992	633 Class B Shares 6,685 DSUs 5,000 PSAPs	7 of 8	7 of 7 AC

Ellis Jacob resides in Toronto, Ontario. Mr. Jacob is the President and Chief Executive Officer of Cineplex Galaxy LP, one of Canada's largest motion picture exhibitors. From 1999 to November 25, 2003 Mr. Jacob was the Chief Executive Officer and co-founder of Galaxy Entertainment Inc., a motion picture exhibition chain specializing in smaller Canadian markets. From September 1998 to October 2000, Mr. Jacob was a consultant to Alliance Atlantis Communications Inc. and prior to September 1998, Mr. Jacob was the Executive Vice President and Chief Operating Officer of Cineplex Odeon. Mr. Jacob is a director of Motion Picture Distribution Inc., Toronto International Film Festival Group, Motion Picture Theatre Association of Canada and various charitable boards and committees.

ALLEN KARP, QC	March 1992	4,784 Class B Shares 7,862 DSUs 5,000 PSAPs	8 of 8	4 of 4 EC 6 of 6 GC

Allen Karp resides in Toronto, Ontario. Mr. Karp has been with Cineplex Odeon Corporation since 1986, where he is currently the Chairman, Emeritus. Mr. Karp was a partner in the law firm of Goodman and Carr LLP, where he practiced the law from 1966 until 1986. Mr. Karp also sits on the Board of Directors of Teknion Corporation where he is lead director and sits on all major committees; is a Trustee of Royal LePage Franchise Services Fund and a director of its management company, the Chair of the Corporate Governance Committee and is on the Audit Committee; sits on the Board of Directors of the Canadian Film Centre; and is Chairman of the Toronto International Film Festival Group and a member of all major committees.

DAVID J. KASSIE	December 1992	718 Class B Shares 6,462 DSUs 5,000 PSAPs	6 of 8

David J. Kassie resides in Toronto, Ontario. Mr. Kassie is Chairman and CEO of Carem Merchant Bank. He is the former Chairman and Chief Executive Officer of CIBC World Markets and the Vice Chairman of CIBC. Mr. Kassie has extensive experience as an advisor, underwriter and principal. He sits on a number of Boards of Directors. Mr. Kassie is actively involved in community and charitable organizations and is on the Board of Directors of the Hospital for Sick Children, the Shoah Foundation and Women in Capital Markets and is an Advisory Board Member of the Ivey School of Business.

MICHAEL I.M. MACMILLAN	June 1989	2,641,749 Class A Shares(3) 27,889 Class B Shares 300,000 PSAPs	8 of 8	4 of 4 EC

Michael I.M. MacMillan resides in Toronto, Ontario. Mr. MacMillan is the Chairman and Chief Executive Officer of Alliance Atlantis Communications Inc. Mr. MacMillan is also the Chairman of the Board of Directors of Motion Picture Distribution Inc. Mr. MacMillan has served on various corporate boards and has been involved with a variety of charitable and community organizations. He is currently on the board of the Canadian Club of Toronto, the Toronto International Film Festival and is a Governor of Upper Canada College.

DR. MARGOT NORTHEY	September 2001	1,000 Class B Shares 2,217 DSUs 5,000 PSAPs	7 of 8	7 of 7 AC

Dr. Margot Northey resides in North Saanich, British Columbia. Dr. Northey was a Professor and Dean of Queen's School of Business at Queen's University in Kingston, Ontario from September 1995 to June 2002. Dr. Northey is currently on the Board of Directors of Stressgen Biotechnologies, Wawanesa Insurance Company, Nexfor Inc., British Columbia Transmission Corp. and Aliant Inc. Dr. Northey has been a Vice President of the International Association of Business Communicators and a Director of the Association to Advance Collegiate Schools of Business. Dr. Northey has also served on the selection committee for the CEO of the Year Award and for the Ontario Rhodes Scholarships. Dr. Northey is the author of five books and several articles.

BARRY J. REITER	September 1993	1 Class A Share 11,452 Class B Shares 9,040 DSUs 5,000 PSAPs	5 of 8	4 of 4 EC 6 of 6 GC

Barry J. Reiter resides in Toronto, Ontario. Mr. Reiter is the Chairman of the Technology Group and a member of the Executive Committee of Torys LLP, a law firm based in New York and Toronto. Mr. Reiter is the Chairman of the Board of Directors of Algorithmics Inc. Mr. Reiter also serves as a director of Avotus Corporation, Skypower Corporation, Eco Waste Solutions Inc., RBC Technology Ventures Inc. and 724 Solutions Inc.

DONALD R. SOBEY	September 1996	159,316 Class A Shares 3,044 Class B Shares 7,977 DSUs 5,000 PSAPs	7 of 8	7 of 7 AC

Donald R. Sobey resides in Stellarton, Nova Scotia. Mr. Sobey is the Chairman of Empire Company Limited. Mr. Sobey sits on numerous Boards of Directors including Sobeys Inc., High Liner Foods Inc., Toronto-Dominion Bank, Stora Enso Port Hawkesbury and World Wildlife Fund. Mr. Sobey is also the Chair of the National Gallery of Canada.

(1)
Each of the directors have held the principal occupations listed below for the preceding five years except where otherwise noted.

(2)
AC means Audit Committee; GC means Governance Committee; and EC means Executive Committee.

(3)
Mr. MacMillan controls 2,641,749 Class A Shares including 74,000 Class A Shares which he owns directly. See "Principal Holders of Voting Securities".

APPOINTMENT OF AUDITORS

        The management representatives designated in the enclosed form of proxy intend to vote in favour of the reappointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP have been the auditors of the Corporation for more than five years.

        For Fiscal 2004, fees for audit and audit related services provided by the auditors for the Corporation and its subsidiaries were $3,247,345 as compared to $1,995,790 in the fiscal year ended March 31, 2003. Non-audit fees paid to the auditors relating to tax planning and compliance, internal control, risk management and other advisory services were $616,041 in the nine-month period ended December 31, 2003 and $275,118 in the fiscal year ended March 31, 2003.

INFORMATION REGARDING THE CORPORATION

Compensation of Executive Officers

        Compensation of the Corporation's executive officers and senior management ("executives") consists of three elements:

  •
  base salaries;

  •
  bonuses under the Corporation's short term incentive program;

  •
  share options under the Corporation's Share Compensation Plan, except in the case of Mr. MacMillan; and

  •
  PSAP awards.

        See "Long-Term Incentive Plans" and "Report On Executive Compensation"

        The tables and related narrative below present information about compensation of the Corporation's "Named Executive Officers". Securities legislation provides that the Named Executive Officers must include the Chief Executive Officer and the Chief Financial Officer and each of the Corporation's three most highly compensated executive officers determined on the basis of the total cash compensation (salary and bonus earned in the nine-month period ended December 31, 2003).

SUMMARY COMPENSATION TABLE

		Annual Compensation					Long-Term Compensation
							Awards			Payouts
Named Executive Officer	Year	Salary ($)		Bonus ($)		Other Annual Compensation ($)(1)	Securities Under Options(2)/ Stock Appreciation Rights Granted(3) (#)		Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts(4) ($)	All Other Compensation ($)

Michael I.M. MacMillan Chairman & CEO	2004(5) 2003 2002	562,500 650,000 650,000	(6)	843,750 487,500 595,000		75,750 101,000 101,000	Nil/300,000 Nil Nil		N/A N/A N/A	Nil 203,125 406,250	Nil Nil Nil

W. Judson Martin(7) Senior Executive Vice President & CFO	2004(5) 2003 2002	375,000 450,000 450,000	(6)	500,000 225,000 325,000		— — —	Nil/100,000 200,000 75,000	(8) (9)	N/A N/A N/A	Nil N/A N/A	Nil Nil Nil

Phyllis N. Yaffe Chief Operating Officer	2004(5) 2003 2002	375,000 450,000 450,000	(6)	375,000 225,000 305,000		— — —	Nil/100,000 50,000 75,000		N/A N/A N/A	Nil N/A N/A	Nil Nil 1,499,448	(10)

Victor Loewy CEO, Motion Picture Distribution Inc.	2004(5) 2003 2002	450,000 600,000 600,000	(6)(12)	1,522,110 1,546,000 1,475,000	(12)	— — —	Nil Nil 100,000		N/A N/A N/A	N/A N/A N/A	Nil Nil 1,250,000	(11)

Patrice Théroux President & COO, Motion Picture Distribution Inc.	2004(5) 2003 2002	331,628 433,500 420,833	(6)(12)	265,814 216,750 212,500	(12)	— — —	Nil Nil Nil		N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Notes:

(1)
The value of perquisites and benefits for each Named Executive Officer, unless otherwise specified, is less than the lesser of $50,000 and 10% of that person's total annual base compensation and bonuses.

(2)
This represents options granted under the Corporation's option plans. See "Compensation Plans".

(3)
This represents PSAP Units granted under the Performance Share Appreciation Plan. See "Compensation Plans — Performance Share Appreciation Plan".

(4)
Effective April 1, 2003, the Corporation implemented the PSAP which replaced the former Long-Term Incentive Plan. See "Long-Term Incentive Plans".

(5)
This represents the nine-month period ended December 31, 2003.

(6)
This amount represents salary for the period of April 1, 2003 — December 31, 2003. As at December 31, 2003, the annualized salaries for the calendar year were as follows: Mr. MacMillan's salary and other compensation was $750,000 and $101,000 respectively; Mr. Martin's salary was $500,000; Ms. Yaffe's salary was $500,000; Mr. Loewy's salary was $600,000 and Mr. Théroux's salary was $442,170.

(7)
Mr. Martin resigned as Executive Vice President and CFO on November 1, 2002 and was appointed Senior Executive Vice President and CFO effective March 2, 2003.

(8)
These options were granted upon Mr. Martin's reappointment in March 2003.

(9)
These options were cancelled subsequent to Mr. Martin's resignation in November 2002.

(10)
This amount reflects consideration paid by the Corporation to reacquire an option to purchase a 1% interest in History Television Inc. from Ms. Yaffe.

(11)
This amount reflects a contractual completion bonus.

(12)
This amount includes compensation for the period of October 16, 2003 to December 31, 2003 during which Mr. Loewy and Mr. Théroux were employed by the general partner of Motion Picture Distribution LP, in which the Corporation holds an indirect 51% limited partnership interest.

LONG-TERM INCENTIVE PLANS

The Corporation's Long-Term Incentive Plan and Performance Share Appreciation Plan

        The Corporation implemented a long-term incentive plan (the "Long-Term Incentive Plan") on April 1, 2000 with a cycle of three fiscal years that terminated on March 31, 2003. Effective April 1, 2003, the Corporation implemented the PSAP for senior executives and directors which replaced the Long-Term Incentive Plan. The value of a PSAP award is tied to share value enhancement and the Corporation's relative ranking among certain other market participants of the S+P/TSX Composite Index. Awards under the PSAP may be granted by the Board in each of 2003, 2004 and 2005. See "Compensation Plans — Performance Share Appreciation Plan".

Motion Picture Distribution LP's Long-Term Incentive Plan

        Effective October 15, 2003, substantially all of the assets and certain of the liabilities of the Corporation's motion picture distribution business was sold to Motion Picture Distribution LP (the "Partnership"). The Corporation holds an indirect 51% limited partnership interest in the Partnership. Movie Distribution Income Fund (TSX:FLM.UN) indirectly holds the remaining 49% limited partnership interest. The Partnership has a separate long-term incentive plan (the "Partnership LTIP"). Certain officers and key employees of the Partnership are eligible to participate in the Partnership's LTIP, including Messrs. Loewy and Théroux. The purpose of the Partnership LTIP is to provide eligible participants with compensation opportunities that will enhance the Partnership's ability to attract, retain and motivate key personnel and reward officers and key employees for significant performance that results in the Partnership meeting and exceeding distributable cash targets. Pursuant to the Partnership LTIP, the Partnership will set aside a pool of funds based upon the amount, if any, by which the Fund's per Unit distributions exceed certain defined distributable cash threshold amounts.

        The board of directors of the Partnership's general partner (the "General Partner") or its compensation and corporate governance committee has the power to, among other things: (i) determine those individuals who will participate in the Partnership LTIP; (ii) determine the level of participation of each participant; and (iii) determine the time or times when Partnership LTIP awards will vest or be paid for each participant. Individuals who are employees of the Corporation will not be eligible to participate in the Partnership LTIP.

LONG-TERM INCENTIVE PLAN AWARDS IN
MOST RECENTLY COMPLETED FINANCIAL YEAR

Named Executive Officer	Securities, Units or Other Rights (#)(1)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Securities- Price-Based Plans Threshold ($ or #)	Target ($ or #)	Maximum ($ or #)

Michael I.M. MacMillan	300,000	April 30, 2006	N/A	N/A	N/A

W. Judson Martin	100,000	April 30, 2006	N/A	N/A	N/A

Phyllis N. Yaffe	100,000	April 30, 2006	N/A	N/A	N/A

1.
All awards were granted under the PSAP. See "Compensation Plans — Performance Share Appreciation Plan".

OPTION/STOCK APPRECIATION RIGHTS GRANTS DURING THE
MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/Stock Appreciation Rights Granted (#)		% of Total Options/Stock Appreciation Rights Granted to Employees in Financial Year ($)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/Stock Appreciation Rights on the Date of the Grant(1) ($/Security)	Expiration Date

Michael I.M. MacMillan	Nil/300,000	(2)	48	$17.50	$11.80	April 30, 2006

W. Judson Martin	Nil/100,000	(2)	16	$17.50	$11.80	April 30, 2006

Phyllis N. Yaffe	Nil/100,000	(2)	16	$17.50	$11.80	April 30, 2006

Note:

(1)
The closing price of the Class B Shares on The Toronto Stock Exchange as at April 1, 2003 was $11.80.

(2)
These represent PSAPs.

AGGREGATED OPTION/STOCK APPRECIATION RIGHTS EXERCISES DURING THE
MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL
YEAR-END OPTION/STOCK APPRECIATION RIGHTS VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/Stock Appreciation Rights at FY-End (#) Exercisable/ Unexercisable		Value of Unexercised in-the-Money Options/Stock Appreciation Rights at FY-End(1) ($) Exercisable/ Unexercisable

Michael I.M. MacMillan	Nil	N/A	125,500/Nil Nil/300,000	(2) (3)	Nil/Nil Nil/696,000	(2) (3)

W. Judson Martin	Nil	N/A	Nil/200,000 Nil/100,000	(2) (3)	Nil/1,264,000 Nil/232,000	(2) (3)

Phyllis N. Yaffe	Nil	N/A	103,500/87,500 Nil/100,000	(2) (3)	125,120/329,000 Nil/232,000	(2) (3)

Victor Loewy	Nil	N/A	150,000/50,000	(2)	248,000/248,000	(2)

Patrice Théroux	Nil	N/A	120,000/25,000	(2)	422,850/124,000	(2)

Note:

(1)
The closing price of the Class B Shares on The Toronto Stock Exchange as at December 31, 2003 was $19.82.

(2)
Options granted under the Corporation's option plans

(3)
PSAP Units.

INDEBTEDNESS

        The total indebtedness of all officers, directors, employees and former officers, directors and employees of the Corporation or any of its subsidiaries outstanding as at December 31, 2003 and incurred in connection with a purchase of securities of the Corporation or any of its subsidiaries was $2,010,100 in respect of indebtedness to the Corporation or any of its subsidiaries and was $2,052,442 as at June 1, 2004. The details of the indebtedness is described below.

        The Sarbanes-Oxley Act of 2002 ("Sarbanes") prohibits public companies such as the Corporation whose securities are listed on a U.S. securities exchange or NASDAQ ("Nasdaq"), from making loans or otherwise extending loans or arranging credit to directors and executive officers except in very limited circumstances. Loans or other arrangements that existed on July 30, 2002 may be maintained, but they may not be extended or materially modified. Provision was made for the indebtedness described herein prior to July 30, 2002 and, in accordance with Sarbanes, will not be extended or renewed beyond its current term.

        The Corporation made a loan to the Chairman and Chief Executive Officer in the amount of $1,500,000. The rate of interest is at the Corporation's marginal cost of borrowing under its senior credit facility and the loan is repayable immediately upon demand by the Corporation. The amount outstanding on the loan, including interest payable, as at June 1, 2004 is $2,052,442. The purpose of the loan was to acquire, directly or indirectly, common shares of the Corporation.

        In early 2002, the Corporation approved the posting of a letter of credit in favour of the Canada Revenue Agency as security for Canadian departure taxes that would be owing in connection with Edward A. Riley's relocation, at the Corporation's request, to the Corporation's Dublin, Ireland office. The posting of the letter of credit allows for the deferral of Mr. Riley's Canadian departure taxes until the assets related to the tax liability are sold or Mr. Riley resumes residency in Canada. The letter of credit was posted in the amount of $1,696,756 on July 17, 2003 and has not been drawn upon. The annual fees to be paid by the Corporation associated with the posting of the letter of credit are approximately $30,000.

AGGREGATE INDEBTEDNESS AS AT JUNE 1, 2004

Share Purchases	Purpose	To the Company or its Subsidiaries	To another Entity

$2,052,442	Acquire common shares	Corporation	N/A

Other

N/A	N/A	N/A	N/A

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND
SENIOR OFFICERS UNDER (1) SECURITIES PURCHASE PROGRAMS AND (2) OTHER PROGRAMS

Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During the Nine-Month Period Ended December 31, 2003 ($)	Amount Outstanding as at June 1, 2004 ($)	Financially Assisted Securities Purchases During the Nine-Month Period Ended December 31, 2003	Security for Indebtedness

Securities Purchase Programs

Michael I.M. MacMillan Chairman of the Board and Chief Executive Officer	Corporation	$2,010,100	$2,052,442	Nil	Common shares

Other Programs

N/A	N/A	N/A	N/A	N/A	N/A

COMPOSITION OF THE GOVERNANCE COMMITTEE

        The following individuals served as the members of the Governance Committee from April 1, 2003 to December 31, 2003:

        Barry J. Reiter (Chair), Pierre DesRoches, Harold P. Gordon and Allen Karp

        None of the current members of the Governance Committee is an officer, employee or former officer or employee of the Corporation or any of its affiliates.

REPORT ON EXECUTIVE COMPENSATION

Philosophy

        The Corporation's Board and senior officers are committed to the concept of building value for shareholders. Competing with the best broadcasting and entertainment companies in the world, in particular those in the United States, the Corporation requires the services of highly skilled executives whose services are in great demand in this industry. To ensure that it is able to attract and keep such executives, the Corporation maintains a compensation structure, with incentives, commensurate with industry standards.

        The Corporation's executive compensation program has the following objectives:

  •
  to attract, retain and motivate qualified executives;

  •
  to provide incentives to executives to maximize productivity and enhance shareholder value by aligning the interests of the executives with those of the shareholders;

  •
  to foster teamwork and entrepreneurial spirit;

  •
  to establish a direct link between all elements of compensation and the performance of the Corporation, its subsidiaries and individual performance; and

  •
  to integrate compensation incentives with the development and successful execution of strategic and operating plans.

        The compensation benefits program consists of a base salary, health benefits package, a short-term incentive program consisting of an annual cash bonus plan, a long-term incentive program in the form of stock options pursuant to the Share Compensation Plan and the PSAP and was developed with extensive consultation with external human resources consultants.

        The base salary is designed to be competitive and is adjusted for the realities of the market to meet the objectives of the executive compensation program.

        The short-term incentive program is designed to recognize the Corporation's consolidated financial performance and individual achievements. The distribution of the annual cash bonus to the senior executive officers of the Corporation is based on an assessment of the performance of the executive, his or her division or group, as applicable, and the overall performance of the Corporation.

        The long-term incentive program is designed to reward executives for their contribution to the objectives of the Corporation, in particular, the enhancement of shareholder value. The long-term incentive program takes the form of stock options and share purchases, as set out in the Corporation's Share Compensation Plan, which includes both a Share Option Plan and a Share Purchase Plan. The Corporation also has a Directors' and Officers' Alternate Compensation Plan and a Deferred Share Unit Plan. Stock options are generally issued to executives (other than Michael MacMillan and Edward Riley) in accordance with the position and responsibility of the executive. The Corporation does not have an employee retirement plan in place.

        The Corporation has also implemented the PSAP, a performance share appreciation plan as the principal basis of long-term compensation for directors and senior executives. See "Long-Term Incentive Plans — The Corporation's Long-Term Incentive Plan and Performance Share Appreciation Plan" and "Compensation Plans — Performance Share Appreciation Plan".

        In developing the PSAP and executive compensation generally, the Governance Committee worked extensively with a third party consulting firm, meeting six times and considered a number of alternative compensation programs in order to achieve market equity, internal equity and alignment with the interests of shareholders.

Role of the Corporate Governance and Human Resources Committee

        The Governance Committee is appointed annually by the Board and is responsible for oversight of matters pertaining to the appointment, compensation, benefits and termination of all senior executives and consultants of the Corporation and its affiliates. In addition, the Governance Committee makes recommendations with respect to the compensation and remuneration of the Board and its affiliates. The Governance Committee reviews the recruitment, appointment, retention, training, salary and termination of certain key senior executives and consultants of the Corporation and its affiliates.

        The Governance Committee oversees the Corporation's Share Compensation Plan, Directors' and Officers' Alternate Compensation Plan, the Deferred Share Unit Plan and the PSAP. The Governance Committee met six times last year with each of the members in attendance for all six meetings. The Governance Committee's Terms of Reference are posted on the Corporation's website at www.allianceatlantis.com under the Corporate Governance section.

Lead Director

        Effective November 22, 2002, the Board appointed Anthony Griffiths to the position of Lead Director. The Board also approved a specific Lead Director mandate. The Board mandated that the Lead Director must be appointed so long as the Chairman is a member of management. The Lead Director must, at all times, be fully independent of management. The primary responsibilities of the Lead Director include the following: providing leadership to ensure the Board works in an independent, cohesive fashion; participating in setting the agenda for Board meetings; ensuring that the responsibilities of the Board are well understood by both the Board and management and that their respective boundaries are clearly understood and respected; ensuring a process is in place to regularly assess the effectiveness of the Board, its committees and individual directors; ensuring a process is in place to monitor legislation and best practices which relate to the function of the Board; and, ensuring that the Board has the resources it needs to carry out its functions effectively. The Lead Director is regularly invited and typically attends Governance Committee meetings. The Lead Director's position description is posted on the Corporation's website at www.allianceatlantis.com under the Corporate Governance section.

Compensation of the Chief Executive Officer

        In the nine-month period ended December 31, 2003, the Chief Executive Officer was paid a base salary of $562,500 and a bonus of $843,750. See "Employment Contracts". The determination of the Chief Executive Officer's remuneration rests on factors which include the objectives set out above, leadership in a competitive national and international industry and peer executive compensation arrangements in the international marketplace and the desire of management to be compensated at the same level and is evaluated by the Governance Committee and approved by the Board. During the nine-month period ended December 31, 2003, the Governance Committee implemented the recommendations of a comprehensive study which it recently undertook with a third party compensation firm.

        Report presented by: Barry J. Reiter (Chair), Pierre DesRoches, Harold P. Gordon and Allen Karp

Performance Graph

        The following graph compares the percentage change in the cumulative total shareholder return on the common shares of the Corporation, the Class A Shares and the Class B Shares during the period from March 31, 1999 to December 31, 2003, with the cumulative total return of the S+P/TSX Composite Total Return Index during such period.

EMPLOYMENT CONTRACTS

        The following summarizes the material terms of the employment contracts which have been entered into by the Corporation with the Named Executive Officers.

        All of the Named Executive Officers have entered into employment contracts with the Corporation which provide for an annual base salary and certain other compensation. The employment contracts further provide that the Named Executive Officers are eligible for participation in bonuses, subject to recommendations reviewed by the Governance Committee and reviewed and approved by the Board.

Michael I.M. MacMillan

        Michael I.M. MacMillan, the Chairman and Chief Executive Officer of the Corporation, entered into a new employment agreement with the Corporation effective April 1, 2004, which renews automatically for successive five-year periods on terms no less favourable to him than that of the current agreement and having regard to applicable industry standards unless: (a) Mr. MacMillan provides written notice of termination to the Corporation at least one year prior to the end of the then-current employment period; (b) the Corporation terminates the agreement for cause or disability; or (c) the Corporation terminates the agreement without cause upon suitable notice.

        "Suitable notice" means with 36 months' notice upon a change of control of the Corporation or within one year thereafter, or with 24 months' notice in all other cases. Mr. MacMillan's current employment agreement expires on March 31, 2009.

        Mr. MacMillan is also eligible to participate in the PSAP. See "Long-Term Incentive Plans — The Corporation's Long-Term Incentive Plan and Performance Share Appreciation Plan".

W. Judson Martin

        W. Judson Martin entered into an employment agreement with the Corporation on March 3, 2003 for a five-year term expiring on March 2, 2008. This agreement will renew automatically for successive five-year periods on terms no less favourable to Mr. Martin than those of the current agreement and having regard to applicable industry standards unless: (a) Mr. Martin provides the Corporation with three months notice of termination; (b) Mr. Martin provides notice of termination to the Corporation upon or within six months of a change of control upon which he would be entitled to the notice payments due in (d); the Corporation terminates the agreement for cause or disability; or (d) the Corporation terminates the agreement without cause on suitable notice.

        "Suitable notice" means with 36 months' notice upon a change of control of the Corporation or within one year thereafter, or with 24 months' notice in all other cases.

        As Senior Executive Vice President and Chief Financial Officer, Mr. Martin has overall responsibility for the financial affairs of the Corporation worldwide, as well as corporate development and investor relations and works closely with the Chairman and CEO and the Board regarding the strategic direction of the Corporation. Mr. Martin is paid an annual salary of $500,000, is eligible for an annual bonus at the discretion of the Board and is eligible to participate in the PSAP.

Phyllis N. Yaffe

        Phyllis Yaffe entered into an employment agreement with the Corporation's predecessor in November 1996, which was subsequently amended, most recently in August 1999. The agreement is for an indefinite term unless: (a) the Corporation terminates the agreement for cause or disability; or (b) the Corporation terminates the agreement without cause on suitable notice.

        "Suitable notice" means 18 months notice plus 1.5 months notice for each year of service under the agreement subsequent to April 1, 1999 upon change of control, or 12 months notice plus 1 month notice for each year of service under the agreement subsequent to April 1, 1999 in all other cases; but in any event such notice will not exceed 30 months.

        As Chief Operating Officer of the Corporation, Ms. Yaffe has responsibility for the programming, marketing, advertising sales, international TV sales and business and legal affairs of the Corporation at an annual salary of $500,000. In addition, Ms. Yaffe is eligible for an annual bonus at the discretion of the Board and is eligible to participate in the PSAP.

Victor Loewy

        Victor Loewy entered into an employment agreement with the Corporation with a term expiring on September 20, 2006. On October 15, 2003 the agreement was assigned by the Corporation to the general partner of the Partnership.

        The agreement provides that, as the Chief Executive Officer of the General Partner. Mr. Loewy has responsibility for all of the Partnership's motion picture acquisition, distribution and marketing activities worldwide. The agreement provides for an annual salary of $600,000. In addition, Mr. Loewy is eligible for an annual bonus equal to the greater of a specified participation based on pre-tax profit (subject to certain adjustments) of the Partnership and $600,000. The agreement may be terminated by: (a) Mr. Loewy upon notice to the Partnership; (b) the Partnership for cause or in other specified circumstances; or (c) the Partnership without cause, upon payment to Mr. Loewy of an amount equal to the aggregate of the compensation otherwise payable to him for the unexpired balance of the term plus 12 months' compensation. Mr. Loewy is entitled to receive a severance payment of 12 months' compensation in the event that his employment agreement is not renewed at the end of its term, unless the General Partner elects to waive Mr. Loewy's non-competition and non-solicitation obligations.

        As Chief Executive Officer of the General Partner, Mr. Loewy directly oversees the operations of the Partnership, including its wholly-owned U.K. subsidiary, Momentum Pictures. Mr. Loewy has been eligible for an annual bonus at the discretion of the Corporation's Board and for fiscal years commencing after December 31, 2003 will be eligible to receive bonuses at the discretion of the board of directors of the General Partner. Mr. Loewy is also eligible to participate in the Partnership LTIP.

Patrice Théroux

        Mr. Théroux entered into an employment agreement with the Corporation for a term expiring on March 31, 2005. On October 14, 2003 the agreement was assigned by the Corporation to the Partnership. The agreement provides for an annual salary of $442,000, increasing to $451,000 effective April 1, 2004. In addition, Mr. Théroux is eligible for an annual incentive bonus of up to 50% of his base salary, as well as additional incentive amounts at the discretion of the board of directors of the General Partner.

        The agreement may be terminated by the Partnership for cause or in other specified circumstances. Mr. Théroux is entitled to receive a severance payment of 14 months' compensation (plus an additional month for each year that he continues to work for the Corporation and the Partnership as an assignee of the Corporation after March 31, 2002) in the event that his employment agreement is not renewed at the end of its term.

        As President and Chief Operating Officer of the General Partner, Mr. Théroux oversees the activities of the Partnership's distribution operations, including management of all motion picture and video distribution activities and Canadian television distribution activities of the Partnership. He has been eligible for an annual bonus at the discretion of the Corporation's Board and for fiscal years commencing after December 31, 2003 will be eligible to receive bonuses at the discretion of the board of directors of the General Partner. Mr. Théroux is also eligible to participate in the Partnership LTIP.

COMPENSATION OF DIRECTORS

        Directors who are not officers of the Corporation or any of its affiliates are currently entitled to receive from the Corporation an annual fee of $22,500. The Lead Director receives an additional annual fee of $22,500. The Chair of the Audit Committee receives an annual fee of $15,000, the Chair of the Governance Committee receives an annual fee of $10,000 and other committee members receive annual fees of $5,000. In addition, directors receive a meeting fee of $1,000 for each board or committee meeting attended. For Fiscal 2004, these fees were pro-rated to reflect a nine month fiscal period.

        The Corporation also has a Directors' and Officers' Alternate Compensation Plan, which allows the Corporation to meet its payment obligations to its directors for directors' fees and to pay certain performance bonus obligations to its employees, including the Named Executive Officers, through the issuance of Class B Shares.

        The Corporation has a Deferred Share Unit Plan, which enables directors and officers to defer receipt of their compensation (which may be cash or shares) until their term expires or they resign. In the nine-month period ended December 31, 2003, the Corporation's directors elected to accept all or a significant portion of their directors fees pursuant to the Deferred Share Unit Plan and to defer receipt of their compensation until such time as their term expires or they resign, thereby aligning the interests of the directors with those of the shareholders.

        The directors are also eligible to participate in the PSAP which was implemented effective April 1, 2003. Under the PSAP, the directors may elect to receive awards as either PSAP Units or PSAP Options. See "Long-Term Incentive Plans — The Corporation's Long-Term Incentive Plan and Performance Share Appreciation Plan" and "Compensation Plans — Performance Share Appreciation Plan".

CORPORATE GOVERNANCE PROCEDURES

        The Board believes that sound corporate governance practices are essential to the effective, efficient and prudent operation of the Corporation and to the enhancement of shareholder value. The Board fulfils its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of agenda items may be changed depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces. The directors are kept informed of the Corporation's operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

        The Board, through the Governance Committee, monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices. Several regulatory corporate governance and disclosure initiatives were introduced and or finalized during the Corporation's Fiscal 2004. Certain provisions of Sarbanes became effective in 2003. The final Nasdaq listing requirements were approved. The Ontario Securities Commission ("OSC") approved several rules, including requirements for CEO and CFO certifications to accompany annual and interim filings and the OSC rule governing audit committees, both of which mirror many of the Sarbanes requirements already in effect. Finally, a multilateral policy entitled "Effective Corporate Governance" and related disclosure was published for comment by the OSC in conjunction with most of the other Canadian securities regulators (the "Proposed CSA Governance Recommendations"). Once finalized, the Proposed CSA Governance Recommendations and related disclosure requirements are expected to replace the current TSX corporate governance disclosure guidelines (the "TSX Guidelines").

The Sarbanes-Oxley Act of 2002

        On July 30, 2002, the United States enacted Sarbanes. Sarbanes introduced sweeping reforms for publicly-held companies listed on U.S. stock exchanges, auditors, board members and lawyers and has direct application to the Corporation. Sarbanes requires, amongst other things, increased financial and other types of disclosure, and enhanced corporate governance practices while imposing new levels of potential civil and criminal liability on senior officers of subject companies. The Corporation has ensured and will continue to ensure that its practices are in accordance with Sarbanes as the various provisions become effective. In many instances, the Corporation has already enhanced its governance and disclosure practices to align with those required by Sarbanes well ahead of the relevant implementation dates.

Recent Canadian Securities Administrators Rules

        On January 16, 2004 the OSC approved a multilateral instrument entitled Audit Committees ("OSC Audit Committee Rules") which introduces new requirements for the role and composition of audit committees. To be considered independent for audit committee purposes, a director must have no direct or indirect material relationship with the Corporation. While the OSC Audit Committee Rules are not yet in effect, the Board has determined that in applying the independence criteria, each of the Board's Audit Committee directors is "independent".

        Similar to the Sarbanes requirements, the OSC Audit Committee Rules also require financial literacy for each audit committee member, oversight of the external auditor, pre-approval of non-audit services and the establishment of procedures for the anonymous submission of complaints regarding the Corporation's accounting or auditing practices. The Corporation is already in compliance with these requirements.

Nasdaq Final Rules

        On November 14, 2003, the Nasdaq final rules governing issuers whose securities are listed on Nasdaq were approved. These rules require among other things, that an issuer's board be comprised of a majority of independent directors and that a code of conduct be implemented for all directors and employees. The Corporation has implemented a Code of Business Conduct and Ethics Policy, a Whistleblower Policy and a Disclosure Statement, the latter aimed at identifying actual or potential conflicts of interest. The Corporation's Code of Business Conduct and Ethics Policy may be found under the Corporate Governance section of the Corporation's website at www.allianceatlantis.com. Each of the Corporation's Code of Business Conduct and

Ethics Policy, Whistleblower Policy and Disclosure Statement are reviewed on an annual basis by the Governance Committee.

Independence Evaluation

        Ensuring the independent functioning of the Board is of particular importance in achieving sound corporate governance practices. Pursuant to the TSX Guidelines, an "unrelated director" is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with that director's ability to act with a view to the best interests of the Corporation, other than an interest arising from shareholding.

        In considering their qualifications as "unrelated" (under the TSX Guidelines) or "independent" (under the Nasdaq rules) directors, the Board has taken into account relationships certain of the directors have or have had with the Corporation. Mr. Karp is Chairman, Emeritus of Cineplex Odeon Corporation and Mr. Jacob is President and Chief Executive Officer of Cineplex Galaxy LP, which is an exhibitor of the Partnership's theatrical releases in Canada. Mr. Kassie is the former Chief Executive Officer of CIBC World Markets, which has provided investment-banking services in the past to the Corporation and he is the former Vice Chairman of CIBC which is a lender to the Corporation. The Corporation is a party to a consulting agreement with Mr. Gordon for which he is paid a fee of U.S.$14,000 each fiscal quarter. Mr. Reiter is a partner in a law firm which provides advice to the Corporation although Mr Reiter is not generally personally involved in providing legal advice to the Corporation. While business relationships do exist among the Corporation and certain of its directors, the Board does not believe that the relationship of any of these individuals with the Corporation could reasonably be perceived to materially interfere with that director's ability to act in the best interest of the Corporation and in none of these relationships do the payments exceed the applicable thresholds set out in the Nasdaq definition of "independence". Accordingly, the Board has determined that all of the directors other than Michael I.M. MacMillan are unrelated directors under the TSX Guidelines and independent directors under the Nasdaq rules.

Recent Corporate Initiatives

        Over the past few years, the Corporation has made a number of important changes to its corporate governance. The Corporation has:

  •
  reduced the number of Board members from 20 to 10;

  •
  reduced the number of management appointees on the Board from six to one (Chairman & CEO);

  •
  appointed a Lead Director, charged with ensuring the Board's independence and adopted a written Lead Director mandate, available on the Corporation's website;

  •
  implemented a comprehensive director performance review that is conducted on an annual basis;

  •
  amended its accounting policy to expense all stock options over the vesting period of the options;

  •
  amended the terms of its Share Option Plan such that the total options outstanding at any time cannot exceed 9.9% of the issued and outstanding shares of the Corporation;

  •
  instituted a separate stock option plan exclusively for non-employee directors;

  •
  established an equity ownership policy for directors that requires that they acquire shares or share equivalents with a cost equal to five times their annual director retainer within five years of joining the Board;

  •
  adopted new terms of reference for the Board and each of the Committees of the Board in response to legislative and regulatory changes and made these terms of references publicly available on the Corporation's website;

  •
  created a Disclosure Committee; and

  •
  implemented a Code of Business Conduct and Ethics Policy and Whistleblower Policy.

        As part of its ongoing practices:

  •
  the Board meets without management present as a matter of routine at each Board meeting;

  •
  the Board discusses business risks and new developments as part of the agenda for every meeting;

  •
  all committees of the Board are entirely comprised of non-management directors (with the exception of the Executive Committee, which is led by the Corporation's Chairman and CEO); and

  •
  nine out of ten members of the Board are "unrelated" (according to TSX Guidelines) or "independent" (according to the Nasdaq rules).

        There are two areas in which the Board has made a deliberate decision to adopt an approach that the Board considers to be appropriate for the Corporation and which meet regulatory and operating requirements, but that some observers consider not to be corporate governance best practices:

  •
  The Corporation has two classes of shares — one class of voting shares and one class of non-voting shares. As a condition of its broadcast licences issued by the Canadian Radio-television and Telecommunications Commission and in order to remain eligible for certain industry incentives, the Corporation is required to remain Canadian controlled. By maintaining a class of voting shares that are controlled by Canadians, the Corporation is able to fulfill these requirements while still allowing non-Canadians to participate in the Corporation through ownership of the non-voting shares.

  •
  Mr. MacMillan, a founder of the Corporation, holds the combined roles of Chairman and Chief Executive Officer. The Board considers this combined role (which is common in the industry in which the Corporation participates) to be appropriate for a company of the Corporation's size and history. The Board has appointed a Lead Director who is charged with ensuring the independent functioning of the Board.

        In the chart below, the Corporation's corporate governance procedures are outlined, highlighting our compliance with the TSX Guidelines currently in force. Where applicable, the related Sarbanes rules, the Nasdaq rules and the OSC Audit Committee Rules are also highlighted. This schedule has been prepared under the direction of the Governance Committee and approved by the Board.

TSX Guidelines (Sarbanes Rules, Nasdaq Rules, OSC Audit Committee Rules)		Compliance	Alliance Atlantis Communications Inc.

1.	The board should explicitly assume responsibility for the stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	Yes
The mandate of the Board is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interest of the Corporation, pursuant to the powers granted by, and the obligations imposed under, the Canada Business Corporations Act, the articles and by-laws of the Corporation and the common law.

At present, in addition to those matters which must, by law, be approved by the Board, management seeks Board (or appropriate committee) approval for any transaction which is out of the ordinary course of business or could be considered to be "material" to the business of the Corporation. The Board has established formal policies specifying when a corporate decision requires Board approval. As a matter of practice, all significant decisions affecting the Corporation and its subsidiaries are approved by the Board (or the appropriate committee) prior to their implementation.

The Executive Committee, appointed by the Board, acts during intervals between Board meetings and acts, subject to restraints imposed by relevant legislation, the Corporation's articles and by-laws and the common law, as a surrogate for the full Board in cases in which specific instructions have not been provided by the Board.
(a)	adoption of a strategic planning process.	Yes
The Board approves and oversees the development and implementation of the Corporation's strategies. Although the preparation of the Corporation's five-year strategic plan is a management initiative, the Executive Committee and the Board participate annually in the process by reviewing and approving the strategic plan proposed and developed by management. Throughout the year, directors also receive regular strategic updates at each Board meeting.
(b)	the identification of the principal risks of the Corporation's business and ensuring implementation of appropriate systems to manage these risks;	Yes
Senior management reports to the Board on the principal risks faced by the Corporation and the steps implemented by it to manage these risks. The Audit Committee reviews, reports and provides recommendations to the Board on the adequacy of the Corporation's processes for identifying and managing its principal risks. The Board considers the principal risks of the Corporation's business in its deliberations and works with management to implement appropriate systems to manage these risks. The Board has instituted a practice of considering the risks of the business as a standard agenda item at each meeting.
(c)	succession planning, including appointing training and monitoring senior management;	Yes	The Governance Committee reviews and reports to the Board on succession planning, senior management appointments and the development and performance of management.
(d)	a communication policy for the Corporation; and	Yes
The Corporate Communications Group and the Senior Executive Vice President and Chief Financial Officer of the Corporation periodically report to the Board on strategic communications initiatives and communications with shareholders, employees, financial analysts, regulatory authorities and the media. The communications plan assigns responsibility to the members of a Disclosure Committee for reviewing and providing advice to the Chief Executive Officer and Chief Financial Officer with respect to disclosure controls and procedures relating to the disclosure requirements of applicable securities laws and stock exchange listing standards. Members of the Disclosure Committee include the General Counsel, the principal accounting officer, the chief risk management officer and such other employees as the Board deems appropriate. The purpose of the Disclosure Committee is to ensure that the Corporation has adequate procedures and controls in place to ensure timely disclosure of material information and compliance with disclosure obligations.

The Corporation communicates regularly with shareholders through press releases, as well as annual and quarterly reports. A significant portion of the Corporation's communications with its shareholders is reviewed by the Board prior to its distribution to shareholders. Investor and shareholder concerns are addressed on an on-going basis under the supervision of the Senior Executive Vice President and Chief Financial Officer and through the Corporation's website at http://www.allianceatlantis.com. Quarterly earnings conference calls are accessible on the Internet and/or via telephone live and on a recorded basis. As well, the terms of references for the various committees of the Board are posted on the Corporation's website.
(e)	the integrity of the Corporation's internal control and management information systems.	Yes
The Board requires that management implement and maintain adequate and effective internal control processes. The Board, through the Audit Committee, regularly assesses the integrity, adequacy and effectiveness of the internal controls and management information systems at meetings held with the external auditors, the Senior Executive Vice President and Chief Financial Officer and other members of senior management. In addition, the auditors are present at all meetings of the Audit Committee and the Audit Committee has the ability to meet privately (or with management present, as determined by the Audit Committee), with the auditors to review their recommendations.

2.	The board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	The Governance Committee periodically reviews the independence of directors to determine which are unrelated and to review the appropriateness of the actions of any that are not. The Board, as currently constituted, is composed of ten directors, nine of whom are unrelated within the meaning of the TSX Guidelines.

3.	The application of the definition of "unrelated director" is the responsibility of the board. The board will be required to disclose on an annual basis whether it has a majority of unrelated directors. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.	Yes	Based on information provided by directors as to their individual circumstances, the Board has determined that only one of the ten persons proposed for election to the Board is "related" and that is Mr. MacMillan, the Chairman and Chief Executive Officer.
	Under the Nasdaq rules there is a requirement for a majority of "independent" directors on the board.		In applying the Nasdaq definition of independence, the Board has determined that, Mr. MacMillan, the Chairman and Chief Executive Officer is the only director who is not independent.

4.	The board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	Yes	The Governance Committee, composed exclusively of outside directors, all of whom are independent and "unrelated" to the Corporation, is responsible for identifying the characteristics required in new Board members, identifying individuals who possess these characteristics and nominating those individuals for Board service.
Similarly, the Nasdaq rules require that all director nominations be determined by an independent nomination committee or a majority of the independent directors.

5.	The board should implement a process to be carried out by the appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	Yes	The Lead Director, with assistance from the Governance Committee, is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The annual assessment considers the operation of the Board and its committees, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, effectiveness of the Chairman in managing Board meetings, effectiveness of the Lead Director, attendance at Board meetings and committee meetings and strategic planning.

In carrying out an evaluation of the contribution of individual directors, the committees of the Board and the Board as a whole, the Lead Director conducts a two-step process. Each Director first completes a questionnaire regarding self-assessment, peer assessment and Board assessment. The Lead Director then conducts an interview with each Director and reports his findings to the Governance Committee.

6.	The board should provide an orientation and education program for new recruits to the board.	Yes	The Board has an informal orientation and education program in place for new directors which the Board feels is adequate having regard to the current makeup of the Board. All of the Board members, with a few exceptions, have significant experience as directors of other public companies and Mr. MacMillan has over 25 years experience as a principal in the industry, all of which has been with the Corporation and its predecessor company.

In addition to informal discussions with senior management with respect to the business and operations of the Corporation, a new director receives a Board Manual containing a record of historical public information of the Corporation, together with the terms of reference of the Board and key committees and other relevant corporate and business information. Senior management makes presentations periodically to the Board on the main areas of the Corporation's business, and arrangements are made from time to time for the Board to view the Corporation's various facilities. Several opportunities are provided for the Board to get to know the Corporation's senior executives and better understand the Corporation's operations.

7.	The board should examine its size and undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	Yes	In fiscal 2000 and 2001, the Board size was large when compared with similar corporations, to accommodate the complexities involved as a result of the business combination of Alliance Communications Corporation and Atlantis Communications Inc. and the experience of the directors of each of those formerly separate entities. Prior to fiscal 2002, the Governance Committee undertook a comprehensive review of both the size and composition of the Board. The Governance Committee considered the board size with a view to the impact of size upon its effectiveness and concluded that the number of directors overall, and in particular, the number of "related directors" should be reduced. The Board determined that the Board should be reduced in size from 20 members to its current 10 members which reduction took effect in fiscal 2002. The Board is of the view that, as presently constituted, it brings together a mix of skills, backgrounds, ages and attitudes that the Board considers appropriate to the stewardship of the Corporation. The ongoing review of this issue is part of the responsibility of the Governance Committee and is undertaken annually.

8.	The board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	The Governance Committee annually reviews the compensation paid to directors to ensure that it is competitive, aligns the interests of directors with those of shareholders and is consistent with the responsibilities and risk involved in being an effective director. The Board has equity ownership guidelines for directors that further align the interests of the directors with those of shareholders.

	The Nasdaq rules require that Chief Executive Officer and other officer compensation be determined by either an independent compensation committee or a majority of independent directors (meeting in executive session, in the case of Chief Executive Officer compensation).		The Governance Committee which is made up entirely of independent directors, determines Chief Executive Officer and other senior officer compensation.

9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee may include one or more inside directors.	Yes	All Board committees are composed solely of outside directors who are "unrelated" and independent, except for the Executive Committee, which is chaired by the Chairman and Chief Executive Officer of the Corporation.

10.

	The board should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Corporation's approach to governance issues. This committee, would, among other things, be responsible for the Corporation's response to these governance guidelines.	Yes

The Governance Committee is responsible for the Corporation's response to the TSX Guidelines and compliance with other legislative requirements and governance best practices and for monitoring and assessing the corporate governance system in place in the Corporation. Specifically, the terms of reference for the Governance Committee stipulates that, among other things, the committee will:

(a)    monitor developments in the area of corporate governance and board practices and make recommendations to the Board;

(b)    develop and enforce policy in the area of corporate governance and the practices of the Board and make recommendations regarding the roles and responsibilities of directors; and

(c) monitor compliance with any rules, regulations or guidelines promulgated by regulatory authorities relating to corporate governance.

11.	The board, together with the Chief Executive Officer, should develop position descriptions for the board and for the CEO, including the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.	Yes	The Governance Committee reviews and approves corporate objectives which the Chief Executive Officer is responsible for meeting. The Lead Director, with assistance from the Governance Committee conducts the annual assessment of the Chief Executive Officer's performance against these objectives. The results of the assessment are reported to the Board.

The Board's relationship with management is an open and productive one. Management uses its Board effectively and frequently seeks the advice of its outside Board members with respect to various aspects of its business. The resources available to the Corporation by virtue of the skill sets represented on the Board have enabled management to obtain relevant feedback on a broad variety of matters. The Board has put in place clearly articulated delegations of authority which specifically define the limits of management's authority. The Board expects the Corporation's management to:

(a) review, on an ongoing basis, the Corporation's strategies and their implementation in all key areas of the Corporation's activities, in light of evolving and changing market conditions and government regulations;

(b) conduct a comprehensive annual budgeting process and monitor the Corporation's financial performance against the annual budget approved by the Board;

(c) take the initiative in identifying opportunities and risks affecting the Corporation's business and finding means of dealing with these opportunities and risks for the benefit of the Corporation; and

(d) report in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation generally and on specific matters that it considers of significant material consequence to the Corporation and its shareholders.

12.	The board should implement structures and procedures which ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate measures such as assigning this responsibility to a committee of the board or to an outside director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve assigning the responsibility for administering the board's relationship to management to a committee of the board.	Yes	The Board determined that it was prudent to appoint a Lead Director to further facilitate the Board's independence from management. As such, the Board appointed Anthony F. Griffiths as Lead Director in November, 2002. The Lead Director is elected by the unrelated directors of the Board and must be fully independent of management.
The Lead Director chairs a session at every Board meeting at which only non-management directors are present. The Lead director is entitled to receive all materials and attend all meetings of the Board's committees. The Lead Director also chairs Board meetings when the Chairman is not in attendance.
The Lead Director's primary responsibilities include:
(a) ensuring that the responsibilities of the Board are well understood by both the Board and management and the boundaries between the Board and management are clearly understood and respected;

(b) providing leadership to ensure the Board works in an independent and cohesive fashion;
(c) ensuring a process is in place to regularly assess the effectiveness of the Board, its committees and individual directors; and
(d) ensuring a process is in place to monitor legislation and best practices which relate to the responsibilities of the Board.

13.	The audit committee should be composed only of outside directors. The roles and responsibilities of the audit committee should be defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	Yes	The Audit Committee is composed solely of outside directors who are "unrelated". All members of the Audit Committee must be able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement.
The Audit Committee requires management to design, implement and maintain an adequate and effective system of internal control over which the Committee oversees. The Audit Committee Terms of Reference, which sets out explicitly the roles and responsibilities of the Audit Committee, is reviewed annually by the Board. The roles and responsibilities of the Audit Committee are set out in the Audit Committee Terms of Reference. The Audit Committee meets separately with the external auditors and management to discuss any financial, accounting or reporting concerns as appropriate.
The OSC Audit Committee Rules and the Sarbanes rules require that the audit committee be comprised solely of independent directors.(1)
Each director on the Corporation's Audit Committee is independent under the heightened independence definitions for audit committee members under the OSC Audit Committee rules, Sarbanes and the Nasdaq rules.

The Sarbanes rules further provide that a company's external auditors are prohibited from providing certain non-audit services contemporaneously with an audit. Permitted non-audit services must be pre-approved by the audit committee.
The Terms of Reference of the Corporation's Audit Committee provides that the Audit Committee has the sole authority to pre-approve all non-audit services which are not expressly forbidden by legislation. Prior to the Audit Committee approving such a service, it will consider, amongst other things, the scope of the activity and ensure that the service is, in its determination, not prohibited.

(1)
Both the Sarbanes and OSC Audit Committee Rules' definitions of independence prohibit an audit committee member from accepting, directly or indirectly (including to the director's family members or to a legal, investment banking or financial services entity at which the director holds a senior position), any consulting, advisory or other compensatory fee (other than for board service). In addition, the audit committee member may not be an affiliate of the Corporation.

TSX Guidelines (Sarbanes Rules, Nasdaq Rules, OSC Audit Committee Rules)		Compliance	Alliance Atlantis Communications Inc.

The OSC Audit Committee Rules and the Nasdaq rules also require that the audit committee adopt a formal written charter directing the audit committee to have the authority to propose the appointment of and determine the funding for the external auditors and establish procedures for the receipt and treatment of confidential and anonymous complaints regarding accounting, internal controls or auditing matters
The Corporation's Audit Committee has a formal terms of reference which provides for, amongst other things, that the audit committee recommend to the Board the appointment of and funding for the auditors. In addition, the Audit Committee approved the implementation of the Corporation's Whistleblower Policy which provides for the confidential, anonymous submission of concerns by employees of the Corporation regarding accounting, internal accounting controls or auditing matters without fear of reprisal or retaliation.

Sarbanes also requires disclosure whether the Corporation has at least one "audit committee financial expert".(2) The OSC Audit Committee Rules require each audit committee member to be financially literate while the Nasdaq rules require the Corporation to certify at least one director has the requisite financial sophistication and to disclose audit related fees.
The Audit Committee has determined that each member of the Audit Committee is financially literate under the OSC Audit Committee Rules, and that Ellis Jacob is an Audit Committee Financial Expert as defined under Sarbanes, and that Mr. Jacob has the requisite financial sophistication as set out under Nasdaq.

14.	The board should implement a system which enables an individual director to engage an outside advisor at the expense of the company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Yes	Committees of the Board may engage independent advisors, with the approval of the chair of the relevant committee, to assist them in their work. Individual directors may, with the approval of the Lead Director, engage outside advisors at the expense of the Corporation.
Sarbanes requires that the audit committee have the authority to engage independent counsel and other advisors to carry out its duties.

(2)
An "audit committee financial expert" is defined as a person who has acquired the following attributes through any one or more of the following: (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant or auditor, or person performing similar functions;(iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

•
an understanding of financial statements and GAAP;
•
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
•
experience preparing, auditing, analysing or evaluating financial statements that present a breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;
•
an understanding of internal controls and procedures for financial reporting; and,
•
an understanding of audit committee functions.

Expectations from Management

        The Board's relationship with management is an open and productive one. Management uses its Board effectively and frequently seeks the advice of its outside Board members with respect to various aspects of its business. The resources available to the Corporation by virtue of the skill sets represented on the Board have enabled management to obtain relevant feedback on a broad variety of matters and, as a result, management input and direction prior to formulating its recommendations. In addition to being responsive to requests for advice, the Board has also, on occasion, taken the initiative to introduce potential opportunities for consideration by management.

        The Board expects the Corporation's management to:

  (a)
  review, on an ongoing basis, (including developing and reviewing on an annual basis a comprehensive five year plan), the Corporation's strategies and their implementation in all key areas of the Corporation's activities, in light of evolving and changing market conditions and government regulations;

  (b)
  conduct a comprehensive annual budgeting process and monitor the Corporation's financial performance against the annual budget approved by the Board;

  (c)
  take the initiative in identifying opportunities and risks affecting the Corporation's business and finding means of dealing with these opportunities and risks for the benefit of the Corporation; and

  (d)
  report in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation generally and on any specific matters that it considers of significant material consequence to the Corporation and its shareholders.

        The Board is confident that the Corporation's management is responsive to these expectations.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation has purchased liability insurance for the directors and officers of the Corporation. The aggregate premium for such insurance for the one year period from July 1, 2003 to July 1, 2004 is US$813,000, no part of which is payable by the directors or officers of the Corporation. The annual insurance coverage under the policies is limited to US$75,000,000 per policy year. There is a US$5,000,000 deductible provision for U.S. securities claims and a US$1,000,000 deductible provision for all other claims made by the Corporation, but no such provision for claims made by any director or officer.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

        To the knowledge of the Corporation, other than as disclosed elsewhere in this Circular, no director or officer of the Corporation, any subsidiary or any insider, any nominee director, any shareholder owning more than ten percent of the voting shares of the Corporation, or any associate or affiliate of any of the foregoing has had any interest in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

        The Canada Business Corporations Act permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2005 is February 10, 2005.

DIRECTORS' APPROVAL

        The contents of this Circular and its sending to shareholders of the Corporation have been approved by the directors of the Corporation.

                        By Order of the Board of Directors

                        PAUL LABERGE
                        Senior Vice President, Corporate Development,
                        General Counsel and Corporate Secretary

Toronto, Ontario
June 1, 2004

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ALLIANCE ATLANTIS COMMUNICATIONS INC. ANNUAL MEETING OF SHAREHOLDERS JUNE 30, 2004 MANAGEMENT PROXY CIRCULAR